# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Century Logistics (BVI) Ltd, CIK 0001968043
CUSIP: G64627105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Office A-E, 33/F, King Palace Plaza,, 55 King Yip Street, Kwun Tong,, Kowloon,, Hong Kong (K3), 0
Date of event which requires filing of this statement: 11/20/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052324

## Reporting persons
- Chi Keung Yip: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (9.3% of the class)
  Comment: The percent of class owned is based on 21,500,000 shares of the Issuer's ordinary stock issued and outstanding as of January 22, 2025.

## Item 1. Issuer
Name of issuer: New Century Logistics (BVI) Ltd
Address of issuer's principal executive offices: Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: Chi Keung Yip
Address of principal business office or, if none, residence: Office A-E, 33/F, King Palace Plaza, 55 King Yip Street, Kwun Tong, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,000,000
Percent of class: 9.3%
Sole power to vote or to direct the vote: 2,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chi Keung Yip: /s/ Chi Keung Yip, Self, Chi Keung Yip, Self (02/06/2025)